UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2021

Commission File Number: 001-39466

XPENG INC.

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Exhibit 99.1	Notice of 2021 First Class Meeting of Holders of Class A Ordinary Shares

Exhibit 99.2	Notice of 2021 First Class Meeting of Holders of Class B Ordinary Shares

Exhibit 99.3	Notice of 2021 First Extraordinary General Meeting

Exhibit 99.4	Proxy Statement/Circular for Class A Meeting, Class B Meeting and 2021 First EGM

Exhibit 99.5	Form of Proxy for 2021 First Class Meeting of Holders of Class A Ordinary Shares

Exhibit 99.6	Form of Proxy for 2021 First Class Meeting of Holders of Class B Ordinary Shares

Exhibit 99.7	Form of Proxy for 2021 First Extraordinary General Meeting

Exhibit 99.8	Depositary’s Notice of Class A Meeting and Extraordinary General Meeting of XPeng Inc.

Exhibit 99.9	Voting Card for American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: October 22, 2021

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